VIA EDGAR

August 19, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549
Attn: Brian Cascio, Accounting Branch Chief

Re:	U.S. Physical Therapy, Inc.
Form 10-K For The Fiscal Year Ended December 31, 2020 Filed March 1, 2021
Form 8-K Dated August 5, 2021
File No. 001-11151

Dear Mr. Cascio and Ms. Lochhead:

U.S. Physical Therapy, Inc. and its subsidiaries, (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 10, 2021, regarding its Form 10-K For The Fiscal Year Ended December 31, 2020 and filed with the Commission on March 1, 2021 and Form 8-K Dated August 5, 2021 (“Q2 Earnings Release”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form 10-K For The Fiscal Year Ended December 31, 2020

Item 6.	Management's Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, Fiscal Year 2020 Compared to Fiscal 2019, page 31

1. Please respond to the following comments regarding your non-GAAP measures and revise future filings as necessary:

Within your discussion of results of operations, tell us why you present "Gross profit, excluding closure costs" and "Operating costs, excluding closure costs" without identifying those measures as non-GAAP and including all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K. In addition, provide a discussion of the reasons for the significant changes in the related GAAP measures, "Gross profit" and "Operating costs as required by Item 303(b) of Regulation S-K;"

In future filings, please more clearly label "Operating Results" as a non-GAAP measure. Reference Item 10(e)(1)(ii) which states that a registrant should not use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Please also apply this comment to your Form10-Q and earnings releases included in Form 8-K.

1. Response:

In light of the Staff’s comment, we recognize the use of the terms “Gross profit, excluding closure costs” and “Operating costs, excluding closure costs” used in our previous filings should have been identified as non-GAAP measures and the necessity to include an explanation of the changes in the related GAAP measures “Gross profit” and “Operating costs”.

For purposes of Management’s Discussion and Analysis and earnings press releases, we purposefully defined gross profit less closure costs to see the business through the eyes of Management excluding the variability of closure costs.  The gross profit, revenue less direct cost of revenue, as used in our filings, has been an important metric to our investors and analysts. Although closure costs are a recurring cost of our business, due to the business environment in 2020 (primarily the COVID-19 pandemic), Management determined that a number of clinics needed to be closed resulting in unusually high closure costs.  Presenting the information as we have proposed below highlights the impact of the unusual nature of the pandemic and allows the reader to evaluate our revenue generation performance relative to direct costs of revenue.

In future filings, we will clearly identify the non-GAAP measures as such:

Gross profit, excluding closure costs, a non-GAAP measure,… and Total operating costs, excluding closure costs, a non-GAAP measure…

Further, we will provide a detailed table reconciling the above mentioned non-GAAP measures to the related GAAP measures.  An example of the format is below:

	For the Year Ended
	December 31, 2020	December 31, 2019
Gross profit
Physical therapy clinics	$82,609	$102,808
Management contracts	1,755	1,287
Industrial injury prevention services	10,086	8,379
Gross profit	$94,450	$112,474
Physical therapy operations - closure costs	3,931	25
Gross profit, excluding closure costs	$98,381	$112,499

We will prepare a comparable table for Total operating costs, excluding closure costs, a non-GAAP measure to the related GAAP measure – Total operating costs.

In addition, we recognize that Operating Results should indicate clearly that Operating Results is a non-GAAP measure in all references which we will do in future filings.

As highlighted above and included in our Form 10-K on pages 15, 25, 26, 33, 51 and 52, the principal reasons for the significant year over year changes in the related GAAP measures, "Gross profit" and “Operating Costs”, were primarily due to the adverse effects of the COVID-19 pandemic which impacted the Company’s operations and supply chains, including a temporary loss of physical therapists and other employees who were infected or quarantined for a period of time, an increase in cancellations of physical therapy patient appointments resulting in lower patient visits, a decline in the scheduling of new or additional patient appointments and significantly higher closure costs.

In summary, we propose to revise our disclosures in future filings to eliminate any confusion or perceived inconsistency.

Form 8-K Dated August 5, 2021 - Exhibit 99.1 Registrant's Press Release dated August 5, 2021, page 1

2. Please revise your presentation under "Highlights" in future filings to fully comply with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In that regard, you should present the most directly comparable GAAP measure to Operating Results and Adjusted EBITDA with equal or greater prominence.

2. Response:

Generally, our purpose in presenting non-GAAP financial measures is to provide supplemental information which Management uses in its decision-making about the business, and that investors and analysts generally request. We believe that this provides greater transparency for investors to view the business through the eyes of Management.

In future filings, we will revise our disclosures and present the most comparable GAAP measure to Operating Results and Adjusted EBITDA with equal or greater prominence as described in your letter and to fully comply with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial measures.

In summary, we will add a discussion of net income attributable to our shareholders and diluted earnings per share in accordance with GAAP in the highlights section.  We will also clearly label all Non-GAAP measures as such.

We acknowledge that our Company and Management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We thank the Staff for its review of the foregoing and the Form 10-K for the Fiscal Year Ended December 31, 2020 and the Form 8-K Dated August 5, 2021. If you have further comments, please feel free to contact me at Chendrickson@usph.com or by telephone at 713-297-7000.

Sincerely,

/s/ Carey Hendrickson

Carey Hendrickson, Chief Financial Officer U.S. Physical Therapy, Inc.